Jay Williamson
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  020549

Correspondence

Re SEC Comment Letter dated August 16, 2010

Dear Mr. Williamson:

As discussed on the telephone today, due to travel schedules Javo Beverage Company, Inc. requests until August 9, 2010 to response to you SEC comment letter dated August 16, 2010 re Javo Beverage Company, Inc.  Form 10-K for Fiscal Year Ended December 31, 2010 and Schedule 14A Filed April 16, 2010.

Thank you,

/s/ Richard A. Gartrell
Richard A. Gartrell
Javo Beverage Company, Inc.
CFO

760-560-5286 ext. 110